UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

 (Title of Class of Securities)

292052107

 (CUSIP Number)

Daniel S. Sternberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY  10006
212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat ”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 4, 6 and 7 are hereby amended and supplemented to add the following:

Item 4.   Purpose of Transaction

On November 17, 2010, Kien Huat entered into a definitive loan agreement (the “Loan Agreement”) with the Issuer, with respect to the $35,000,000 Bridge Loan previously described in the Schedule 13D.  On the same day, Kien Huat made the Bridge Loan to the Issuer.

The maturity date of the Bridge Loan is the earlier of the consummation of the Rights Offering and June 30, 2011 (the “Outside Date”).  Under certain circumstances, if the Bridge Loan is not repaid in full by the Outside Date, the Bridge Loan will be extended and the remaining unpaid principal amount of the Loan will have a maturity date of a term of two years and will be convertible into fully paid and non-assessable shares of Common Stock at a price per share, subject to adjustment in accordance with the Loan Agreement, equal to the exercise price of the rights issued in the Rights Offering (period of such extension is “Extension Term”).

 If, as of any date during the Extension Term (the “Measuring Date”), the average of the Last Reported Bid Prices (as defined in the Loan Agreement) of the Common Stock for the twenty (20) consecutive trading days ending on the trading day prior to the Measuring Date exceeds 200% of the conversion price in effect on the Measuring Date, then the Issuer is entitled to elect that Kien Huat convert all of the principal sum remaining outstanding under the Loan Agreement into shares of the Common Stock in accordance with the terms and provisions of the Loan Agreement.  If the Issuer does not elect to force such conversion and there have been no events of default as defined in the Loan Agreement, the Issuer may voluntarily prepay the Bridge Loan in whole or in part, with all interest accrued through the applicable period, absent notice from Kien Huat of its election to convert.

A copy of the Loan Agreement is incorporated as an exhibit to this Amendment and is incorporated herein by reference.  The summary of the terms of the Loan Agreement contained in this Amendment is qualified by reference to the Loan Agreement itself.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4, has entered into the Loan Agreement, a copy of which is incorporated as an exhibit to this Amendment.

Item 7.   Material to be Filed as Exhibits

Exhibit 8:  Loan Agreement, dated November 17, 2010, between the Issuer, as borrower, and Kien Huat, as lender (incorporated by reference to exhibit 4.2 to the Form 8-K of the Issuer, filed by the Issuer with the Commission on November 19, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2010

Kien Huat Realty III Limited
By:	/s/ Gerard Lim Name: Gerard Lim Title: Director
/s/ Lim Kok Thay by Gerard Lim Lim Kok Thay